

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

<u>Via E-mail</u>
Diane Morefield
Executive Vice President, Chief Financial Officer
Strategic Hotels & Resorts, Inc.
200 West Madison Street, Suite 1700
Chicago, IL 60606

> **Re: Strategic Hotels & Resorts, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-32223**

Dear Ms. Morefield:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note your disclosure that you compute FFO in accordance with the standards established by NAREIT, with the exception of impairment of depreciable real estate. In future Exchange Act periodic reports, please revise to disclose the measure calculated based on the industry-recognized NAREIT definition in addition to your FFO measure. Also, please revise the title of your FFO measure to highlight the differences and reconcile your FFO measure through the measure calculated based on NAREIT's definition. Please refer to Questions 102.01 and 102.02 to the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney